UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

Senseonics Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

81727U105
(CUSIP Number)

David G. Dargatis, Esquire McGuireWoods LLP 1750 Tysons Boulevard Suite 1800 Tysons, VA 22102-4215 (703) 712-5080
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2017
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☑.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS. Roche Holding Ltd I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,319,010
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,319,010

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,319,010(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.48%
14	TYPE OF REPORTING PERSON CO

(1)  This total is comprised of (i) 28,345,276 shares of common stock, and (ii) 973,734 shares of common stock issuable upon the exercise of immediately exercisable warrants.

1	NAMES OF REPORTING PERSONS. Roche Finance Ltd I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 98-0227002
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,319,010
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,319,010

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,319,010(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.48%
14	TYPE OF REPORTING PERSON CO

(1)  This total is comprised of (i) 28,345,276 shares of common stock, and (ii) 973,734 shares of common stock issuable upon the exercise of immediately exercisable warrants.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D originally filed by Roche Holding Ltd and Roche Finance Ltd (together, the “Reporting Persons”) with the Securities and Exchange Commission on June 9, 2017 and relates to the common stock, $0.001 par value per share (the “Shares”), of Senseonics Holdings, Inc. (the “Issuer”). This Amendment is being filed to update the percentage of Common Stock beneficially owned by Roche Holding Ltd and Roche Finance Ltd as a result of dilution due to equity issuances by the Issuer. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 5.      Interest in Securities of the Issuer.

(a)	The number and percentage of Shares beneficially owned by the Reporting Persons are provided in Items 11 and 13 of each of their respective Cover Pages and are incorporated herein by reference. The percentages are calculated based upon 176,958,387 shares of the Issuer’s common stock issued and outstanding on March 14, 2019, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2018.

Roche Holding Ltd may be deemed to have beneficial ownership of the 29,319,010 Shares directly beneficially owned by Roche Finance Ltd, its wholly-owned subsidiary.

(b)	The nature of the Reporting Persons’ voting and dispositive power with regard to the Shares described in Item 5(a) above is reflected in Items 7 through 10 of each of their respective Cover Pages, which information is incorporated herein by reference.

(c)	The Reporting Persons have not engaged in any transactions involving the Shares in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2019

Roche Holding Ltd

By:	/s/ Peter Eisenring
Name: Peter Eisenring
Title: Authorized Signatory

By:	/s/ Beat Krähenmann
Name: Beat Krähenmann
Title: Authorized Signatory

Roche Finance Ltd

By:	/s/ Peter Eisenring
Name: Peter Eisenring
Title: Authorized Signatory

By:	/s/ Urs Jaisli
Name: Urs Jaisli
Title: Authorized Signatory